SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2017
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MARCH 16th, 2017

DATE, TIME AND PLACE: March 16th, 2017, at 10:00 a.m., in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of TIM Participações S.A. (“Company”), was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Mario Di Mauro, Oscar Cicchetti, Piergiorgio Peluso and Stefano De Angelis either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company’s By-laws. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary. Justified the absence of Mr. Mario Di Mauro.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the activities carried out by the Compensation Committee; (3) To evaluate on the compensation proposal of the Company’s Administrators, members of the Committees and of the Fiscal Council, and to resolve on its submission to the Annual Shareholders’ Meeting of the Company to be convened; (4) To evaluate on the proposal for the extension of the Cooperation and Support Agreement and its submission to the Company’s Annual Shareholders’ Meeting, to be convened; (5) To resolve on the call notice of the Company’s Annual and Extraordinary Shareholders’ Meeting; and (6) Technology Agenda.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, unanimously by those present at the meeting and with the expressed abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”), at its meeting held on March 15st, 2017, in accordance with the report presented by Mr. Alberto Whitaker, Coordinator of the CAE.

(2) Acknowledged on the activities carried out by the Compensation Committee (“CR”), at its meeting held on March 16st, 2017, in accordance with the report presented by Mr. Manoel Horacio Francisco da Silva, President of the CR.

(3) Opined favorably to the Compensation Proposal for the Company’s Administrators, members of the Committees and of the Fiscal Council, for the year of 2017, and approved its submission to the Company’s Annual Shareholders Meeting to be convened, based on the recommendation of the Compensation Committee and in accordance to the material presented, filed at the Company’s head offices.

(4) Analised the proposal for the extension of the Cooperation and Support Agreement, through the execution of the 10th amendment to this agreement, to be entered into between Telecom Italia S.p.A., on the one hand, and TIM Celular S.A. ("TCEL ") and Intelig Telecomunicações Ltda. ("Intelig"), on the other hand, with the Company's intervention, and approved its submission to the Extraordinary Shareholders' Meeting to be convened, based on the favorable evaluation of the CAE and on the material presented that is filed at the Company's head offices.

(5) Approved the convening notice of the Annual and Extraordinary Shareholders’ Meeting of the Company to be held on April 19th 2017, to deliberate on the following agenda: At the Annual Shareholders’ Meeting: (1) To resolve on the management’s report and the financial statements of the Company, dated as of December 31st, 2016; (2) To resolve on the management’s proposal for the allocation of the results related to the fiscal year of 2016 and distribution of dividends by the Company;  (3) To resolve on the composition of the Board of Directors of the Company and to elect its effective; (4) To resolve on the composition of the Fiscal Council of the Company and to elect its effective and alternate members; and (5) To resolve on the Compensation Proposal for the Company’s Administrators and the members of the Fiscal Council of the Company, for the year of 2016; At the Extraordinary Shareholders’ Meeting: To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of the 10th amendment to this agreement, to be entered into between Telecom Italia S.p.A., on the one hand, and TIM Celular S.A. ("TCEL ") and Intelig Telecomunicações Ltda. ("Intelig"), on the other hand, with the Company's intervention.

(6) The Chief Technology Officer, Mr. Leonardo de Carvalho Capdeville, presented the technological development prospects of the telecommunication sector, projects and initiatives developed by the area to meet the Company's operating needs and the main challenges for the coming years.

CLARIFICATIONS AND CLOSING: It is registed that Mrss. Francesca Petralia and Mr. Piergiorgio Peluso attended the meeting during the discussions of itens (1) to (5) of the Agenda. With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Mario Di Mauro, Oscar Cicchetti, Piergiorgio Peluso and Stefano De Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), March 16th, 2017.

 JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:March 16, 2017	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.